Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
650-316-3537

Results for the Year Ended March 31, 2004 under US GAAP
WIPRO RECORDS 23% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – April 16, 2004 – Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2004.

Highlights

Results for the year ended March 31, 2004:

➢	Net Income was Rs. 9.99 billion ($230 million), representing an increase of 23% over the same period last year.

➢	Revenue was Rs. 58.43 billion ($1.35 billion), representing an increase of 36% year on year.

➢	Global IT Services & Products Revenue was Rs.43.47 billion ($1.00 billion), representing an increase of 44% over the same period last year.

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 9.30 billion ($214 million), representing an increase of 12% over the same period last year.

➢	Rs. 10.82 billion ($249 million) cash generated from continuing operations.

➢	Innovative Restricted Stock award scheme for employees introduced, subject to approval of shareholders.

➢	The Board of Directors has also recommended a stock dividend on shares to shareholders (including to ADS holders) in the ratio of two additional shares for every one share held subject to shareholder approval in the Annual General Meeting scheduled in June 2004.

➢	Board of Directors also recommends a one-time cash dividend of Rs. 25 per share/ADS ($ 0.58) on existing paid -up capital subject to shareholder approval in the Annual General Meeting scheduled in June 2004

➢	Board of Directors recommends a cash dividend of Rs. 4 per share/ADS ($ 0.09) on existing paid-up capital (equivalent of Rs. 1.33 per share/ADS ($0.03) on the expanded capital, up from Rs. 1.00 per share on existing capital for year ended March 2003) subject to shareholder approval in the Annual General Meeting scheduled in June 2004

Results for the quarter ended March 31, 2004:

➢	Global IT Services & Products Revenue was Rs.12.55 billion ($289 million), representing an increase of 46% over the same period last year.

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 2.96 billion ($68 million), representing an increase of 47% over the same period last year. EBIT was 23% of Revenues.

➢	Global IT Services & Products added 35 new clients in the quarter (including 4 in its IT Enabled services operations)

Outlook for the Quarter ending June 30, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Our combined IT products and services business achieved a significant landmark by recording Revenue of $1.2 billion. Revenue from our IT services businesses alone was $1 billion. During the year, we made significant progress toward our goal of being the preferred provider of comprehensive solutions for our customers; our focus on Innovation was a key enabler for this. Focused strategy coupled with improved execution facilitated by our Quality Initiative, resulted in value for our customers, the benefits of which are beginning to reflect in our results. We will pursue this path relentlessly. Looking ahead, for the quarter ending June 2004, we expect our Revenue from our Global IT Services business to be approximately $292 million.”

Vivek Paul, Vice Chairman, said “Record volume growth coupled with an improving pricing environment led to the third consecutive quarter of double -digit dollar Revenue growth resulting in a 51% Revenue growth for the year. For the quarter, our Technology business continued to rebound with 15% sequential growth, while our IT business maintained its momentum with 8% sequential growth. Service line wise too, our differentiated services, such as Technology Infrastructure Services, Package Implementation and Business Process Outsourcing grew faster than the overall growth rate of our Global IT Services & Products business. This broad-based business traction positions us well to grow in an uncertain environment. During the quarter, the Meta group has ranked Wipro among the top 10 global IT Service providers in North American Outsourcing market in its Meta Spectrum report. Coming as it is on the back of other industry recognitions such as among the top 10 global IT players in Forrester Wave for transformational capabilities in IT Outsourcing, it is a strong endorsement of our strategy”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “During the quarter, better price realization in Offshore and Onsite projects, an increase in the proportion of Revenues from Offshore projects, continued operational improvements and proactive hedging strategies collectively helped us mitigate the impact of the Rupee’s appreciation against the Dollar and improve the Operating Margin in our Global IT Services business.”

Wipro Limited

Total Revenues for the year ended March 31, 2004, were Rs. 58.43 billion ($1.35 billion), representing a 36% increase over the corresponding period in the last year. Net Income for the year ended March 31, 2004 was Rs. 9.99 billion ($230 million), representing an increase of 23% over Net Income for the year ended March 31, 2003. Earnings Per Share was Rs. 43.20 ($1.00) for the year ended March 31, 2004, representing an increase of 23% over the Earnings Per Share of Rs. 35.03, for the corresponding period last year.

Total Revenues for the quarter ended March 31, 2004 were Rs.17.61 billion ($406 million), representing a 43% increase over the corresponding period in the previous year. Net Income was Rs. 3.25 billion ($75 million), representing an increase of 55% over the same period last year. Earnings per share was Rs. 14.07 ($0.32) for the quarter ended March 31, 2004, representing an increase of 55% over the earnings per share of Rs.9.06 for the quarter ended March 31, 2003.

Global IT Services and Products (75% of Revenues and 85% of Operating Income for year ended March 31, 2004)

Our Global IT Services and Products business segment recorded Revenue of Rs. 43.78 billion1 ($1.00 billion) for the year ended March 31, 2004, representing an increase of 43% over the same period last year. EBIT was Rs.9.30 billion ($ 214 million) for the year ended March 31, 2004, representing an increase of 12% over last year. Operating Income to Revenue for the year ended March 31, 2004 was 21%, representing a

[1] Global IT Services & Products segment Revenues were Rs. 43.58 billion for the year ended March 31, 2004 under the Indian GAAP. The difference of Rs. 200 million ($ 4.6 million) is attributable to different revenue recognition standards under Indian GAAP and US GAAP.

decline of 6% from the year ended March 31, 2003. This decline was primarily due to the currency exchange rate appreciation of the Rupee against the Dollar, an increase in compensation costs and a higher proportion of Revenues from onsite services; partially offset by lower Selling, General and Administrative costs and increased utilization of professionals. EBIT for the year includes acquisition related charges of Rs. 300 million ($7 million), representing 0.7% of the segment Revenue, from the amortization of intangibles. Annualized Return on Capital Employed (ROCE) for the year ending March 31, 2004 was 44% compared to 60% for the year ended March 31, 2003.

We had 28,502 employees as of March 31, 2004, which includes 19,202 employees in IT Services business and 9,300 employees in IT Enabled services business. This represents a net addition of 9,922 people comprising of 5,728 in IT Services and 4,194 people in IT Enabled Services

India and Asia-Pac IT Services and Products (16% of Revenue and 7% of Operating Income for year ended March 31, 2004)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 9.45 billion ($218 million) for the year ended March 31, 2004, representing an increase of 17% over the year ended March 31, 2003. EBIT for the year ended March 31, 2004, was Rs. 761 million ($18 million), representing an increase of 41% over the previous year.

Operating Margin for the year ended March 31, 2004 was 8%, representing an increase of 1% compared to the year ended March 31, 2003. Annualized Return on Capital Employed (ROCE) for the year ended March 31, 2004 was 49% compared to 55% for the year ended March 31, 2003.

Consumer Care & Lighting (6% of Revenue and 5% of Operating Income for year ended March 31, 2004)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 3.57 billion ($82 million) for the year ended March 31, 2004, representing a 21% increase over Revenue of Rs. 2.94 billion for the year ended March 31, 2003. EBIT was Rs. 546 million ($13 million) for the year ended March 31, 2004, representing a 29% increase over EBIT of Rs.422 million for the year ended March 31, 2003. Annualized Return on Capital Employed (ROCE) for the year ended March 31, 2004 was 85% compared to 62% for the year ended March 31, 2003.

Our results for the year ended March 31, 2004, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company’s performance for the quarter and year ended March 31, 2004 and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forwardlooking statement that may be made from time to time by us or on our behalf.
# # #

(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended March 31			Year Ended March 31
	2003	2004	2004	2003	2004	2004
			Convenience			Convenience
			translation into US$			translation into US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs. 8,605	Rs. 12,512	$288	Rs. 30,118	Rs. 43,343	$999
Products	4	35	1	149	122	3
India and AsiaPac IT Services and Products
Services	655	991	23	2,240	3,109	72
Products	1,760	2,476	57	5,801	6,305	145
Consumer Care and Lighting	767	988	23	2,942	3,567	82
Others	485	612	14	1,600	1,987	46

Total	12,276	17,614	406	42,850	58,433	1,346

Cost of Revenues:
Global IT Services and Products
Services	5,067	8,031	185	17,635	27,853	642
Products	1	20	—	103	78	2
India and AsiaPac IT Services and Products
Services	367	528	12	1,187	1,661	38
Products	1,471	2,218	51	5,100	5,643	130
Consumer Care and Lighting	519	705	16	2,008	2,355	54
Others	334	434	10	1,144	1,410	32

Total	7,759	11 ,936	275	27,177	39,000	899

Gross profit	4,517	5,678	131	15,673	19,433	448

Operating expenses :
Selling, general, and administrative exp	(1,797)	(2,099)	(48)	(6,193)	(8,450)	(195)
Research and development expenses	(140)	(64)	(1)	(260)	(232)	(5)
Amortization of intangible assets	(72)	(85)	(2)	(166)	(308)	(7)
Foreign exchange gains, net.	(14)	177	4	307	377	(9)
Others, net	44	11	0	125	81	2

Operating Income	2,538	3,618	83	9,486	10,901	251
Loss on direct issue of stock by subsidiary	—	—	—	—	(206)	(5)
Other income, net	92	318	7	718	868	20
Equity in Earnings / (losses) of affiliates	(96)	101	2	(355)	96	2

Income before income taxes and minority interest	2,534	4,037	93	9,849	11 ,659	269
Income taxes	(466)	(760)	(18)	(1,342)	(1,611)	(37)
Minority interest	—	(23)	(1)	(30)	(56)	(1)

Income from continuing operations	2,068	3,254	75	8,477	9,992	230
Discontinued operations:
Loss from operations of discontinued corporate Internet services division (including loss on disposal of Rs. 246 for the year ended March 31 , 2003)	27	—	—	(537)	—	—
Income tax benefit				159

Net income	Rs. 2,095	Rs. 3,254	$75	Rs. 8,099	Rs. 9,992	$230

Earnings per equity share: Basic
Continuing Operations	8.94	14.07	0.32	36.66	43.20	1.00
Discontinued operations	0.12	—	—	(1.63)	—	—
Net income	9.06	14.07	0.32	35.03	43.20	1.00
Earnings per equity share: Diluted
Continuing operations	8.93	14.03	0.32	36.60	43.16	0.99
Discontinued Operations	0.12	—	—	(1.63)	—	—
Net Income	9.05	14.03	0.32	34.97	43.16	0.99

Additional Information
Operating Income
Global IT Services & Products	Rs. 2,020	Rs. 2,960	$68	Rs. 8,281	Rs. 9,300	$214
India & AsiaPac IT Services & Products	275	381	9	539	761	18
Consumer Care & Lighting	102	135	3	422	546	13
Others	114	88	2	256	308	7
Reconciling Item	27	54	1	(12)	(14)	—

Total	Rs. 2,538	Rs. 3,618	$83	Rs. 9,486	Rs. 10,901	$251

WIPRO LIMITED & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of March 31,
	2003	2004	2004
			Convenience
			translation into
			US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs. 6,283	Rs. 3,297	$76
Accounts receivable, net of allowances	7,931	10,973	253
Costs and earnings in excess of billings on contracts in progress	1,379	2,100	48
Inventories	1,449	1,439	33
Investments in liquid and short-term mutual funds	7,814	18,479	426
Other investment securities	527	—	—
Deferred income taxes	215	279	6
Property, plant and equipment held for sale	13	—	—
Other current assets	3,016	4,772	110

Total current assets	28,627	41,339	953

Property, plant and equipment, net	7,310	9,257	213
Investments in affiliates	534	620	14
Deferred income taxes	65	162	4
Intangible assets, net	450	223	5
Goodwill	5,187	5,369	124
Other assets	608	768	18

Total assets	Rs. 42,781	Rs. 57,738	$1,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs. 509	Rs. 969	$22
Current portion of long term debt	28	—	—
Accounts Payable	2,236	2,733	63
Accrued expenses	1,427	2,665	61
Accrued employee cost	1,261	2,012	46
Advances from customers	897	963	22
Other current liabilities	795	1,348	31

Total current liabilities	7,153	10,690	246

Other liabilities	196	277	6

Total liabilities	7,349	10,967	253

Minority interest	—	407	9
Stockholders’ equity
Equity shares at Rs. 2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,563,992 and 232,759,1 52 shares as of March 31 ,2003 and 2004	465	465	11
Additional paid-in capital	6,947	7,177	165
Deferred stock compensation	(64)	(10)	(0)
Accumulated other comprehensive income	1	919	21
Retained earnings	28,083	37,813	871
Equity shares held by a controlled Trust: 1 ,303,610 and 1,314,510 shares as of March 31, 2003 and 2004	*	*	*

Total stockholders’ equity	35,432	46,364	1,068

Total liabilities and stockholders’ equity	Rs. 42,781	Rs. 57,738	$1,330

* Equity shares held by a controlled trust	Rs. (75,000)	Rs. (75,000)	$(1,728)